Exhibit 99.1

UROPLASTY REPORTS FISCAL SECOND QUARTER 2013
FINANCIAL RESULTS

~Sales to U.S. customers grow 23% driven by a 38% increase in Urgent® PC
~648 Active Urgent PC customers in the U.S. establishes new quarterly record~
-Continued expansion of reimbursement coverage for Urgent PC-
~Enrollment for U.S. pilot trial begins~
~Conference call today at 4:30 p.m. ET~

MINNEAPOLIS, MN, October 25, 2012 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative proprietary products to treat voiding dysfunctions, today reported financial results for the second quarter of fiscal 2013 ended September 30, 2012.

Global sales grew 15% to $5.7 million for the second quarter of fiscal 2013, compared with $5.0 million in the fiscal second quarter a year ago. Sales in the U.S. increased 23%, driven by a 38% increase in sales of the Urgent® PC Neuromodulation System. U.S. sales of Macroplastique were up 4% from the prior year.

“The fiscal second quarter results continued to demonstrate the success of our efforts with Urgent PC sales in the U.S.,” said David Kaysen, President and CEO of Uroplasty. “The number of active Urgent PC customers in the U.S increased sequentially in the second quarter to a record 648 from 577 in the fiscal first quarter. Additionally, we sold 3,576 lead set boxes in the fiscal second quarter compared with 3,283 in the fiscal first quarter.”

U.S. Urgent PC Sales in the fiscal second quarter totaled $2.7 million, up from $2.5 million in the fiscal first quarter of 2013.  Just as the quarter ended, Noridian, one of the Regional Medicare carriers, expanded coverage of Urgent PC treatments from twelve months to two years for the 3.6 million covered Medicare lives in its jurisdiction. This change in policy was the result of a review of published data, showing the positive results of using Urgent PC over a 24-month period. Noridian provides Medicare services in Alaska, Arizona, Idaho, Montana, North Dakota, Oregon, South Dakota, Utah, Washington, and Wyoming. Uroplasty also benefited from published reimbursement coverage policies for percutaneous tibial nerve stimulation (PTNS) treatments by private insurance carriers EmblemHealth, covering approximately 2.1 million lives in New York and New Jersey, and ConnectiCare, covering approximately 228,000 lives in Connecticut.

“In addition to continued expansion of reimbursement, we have had further positive clinical data released on Urgent PC.  The 3-year STEP Study data was presented for the first time at the Western Section American Urological Association conference in Hawaii earlier this month. This multi-center study demonstrated that patients who respond to the initial 12 weeks of Urgent PC therapy sustained their symptom improvement over 3 years,” said Mr. Kaysen.

Macroplastique sales in the U.S. totaled $1.4 million in the fiscal second quarter, up 4% over the same quarter last year. “Over the past year, we have successfully built our share in the bulking market and during fiscal 2013 we anticipate steady sales from Macroplastique,” Mr. Kaysen commented.

Net sales to customers outside of the U.S. for the fiscal second quarter totaled $1.5 million, a decrease of 3% from the prior fiscal year’s second quarter.  Excluding the impact of fluctuations in foreign currency exchange rates, total sales outside the U.S. were up 6%.  Urgent PC sales outside of the U.S. of $510,000 increased 31% from $389,000 in the prior fiscal year’s second quarter. Excluding the impact of fluctuations in foreign currency exchange rates, Urgent PC sales increased 40%.

The Company reported an operating loss of $642,000 in the fiscal second quarter, compared with a $1.3 million operating loss in the same quarter last year. Excluding non-cash charges for share-based compensation and depreciation and amortization expense, the non-GAAP operating loss was $163,000 in the second quarter of fiscal 2013, compared with an $837,000 non-GAAP operating loss in the second quarter a year ago.  The decrease in operating loss was primarily attributable to the increase in sales and improved gross margin, which more than offset the increase in operating expenses.

For the six-month period ended September 30, 2012, sales grew 17% to $11.3 million, reflecting a 31% increase in U.S. sales and a 9% decrease in sales outside the U.S.  In the U.S., sales of Urgent PC increased 49% to $5.3 million and Macroplastique sales grew 10% to $2.9 million.  At September 30, 2012, cash, cash equivalents and cash investments totaled $15.4 million.

“We are pleased to report that we have initiated our pilot study in the U.S. to evaluate the efficacy of Urgent PC for the treatment of bowel incontinence,” continued Mr. Kaysen. “We are currently enrolling patients at one of the two study sites. We are also moving forward with our efforts to secure a CE Mark in Europe for an implantable tibial nerve stimulator for the treatment of over active bladder. At the recent International Continence Society meeting in Beijing, China, the results of a nine-year study were presented that demonstrated the durability and safety of an implantable tibial nerve neuromodulation device.”

“As we look ahead, we expect continued sequential growth of Urgent PC sales. To that end, we added three sales reps during the quarter to end with a total of 41. We plan to add three more reps by the end of the fiscal year. We are optimistic about the outlook for our financial performance for fiscal 2013. Reimbursement coverage is expanding, clinical data continue to be positive, and we have an experienced sales organization and solid infrastructure in place to support our growth. Our team is focused on our plan to drive Urgent PC sales and increase utilization,” Mr. Kaysen concluded.

Conference Call

Uroplasty will host an audio conference call today at 3:30 pm Central, 4:30 pm Eastern, to review the financial results for the fiscal second quarter of 2013.  David Kaysen, President and Chief Executive Officer, and Medi Jiwani, Vice President, Chief Financial Officer and Treasurer, will host the call. Individuals wishing to participate in the conference call should dial 877-941-0843. An audio replay will be available for 30 days following the call at 800-406-7325 with the passcode 4568214#.

About Uroplasty, Inc.

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in
The Netherlands and the United Kingdom is a global medical company committed to offering transformative treatment options to specialty physicians.  Our products are designed to help providers change the lives of their voiding dysfunction patients and strengthen the efficiency of their practices. Our focus is the continued commercialization of our Urgent® PC Neuromodulation System, the only FDA-cleared system that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder and associated symptoms of urgency, frequency and urge incontinence. We also offer Macroplastique®, an injectable urethral bulking agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information

This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC.  In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our products by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.

For Further Information:
Uroplasty, Inc.	EVC Group
David Kaysen, President and CEO, or	Jenifer Kirtland/Jamar Ismail (Investors)
Medi Jiwani, Vice President, CFO, and	415.568.4887
Treasurer	Chris Gale (Media)
952.426.6140	646.201.5431

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Net sales	$5,709,840	$4,967,621	$11,286,963	$9,620,743
Cost of goods sold	774,963	759,336	1,530,550	1,468,901

Gross profit	4,934,877	4,208,285	9,756,413	8,151,842

Operating expenses
General and administrative	1,027,835	942,557	2,119,681	1,964,415
Research and development	598,933	456,871	1,161,974	912,631
Selling and marketing	3,734,042	3,869,875	7,698,877	7,464,017
Amortization	215,681	214,056	431,290	426,371
	5,576,491	5,483,359	11,411,822	10,767,434

Operating loss	(641,614)	(1,275,074)	(1,655,409)	(2,615,592)

Other income (expense)
Interest income	10,931	13,716	23,509	31,550
Interest expense	-	(57)	-	(57)
Foreign currency exchange gain (loss)	5,794	(8,587)	(3,877)	(3,279)
	16,725	5,072	19,632	28,214

Loss before income taxes	(624,889)	(1,270,002)	(1,635,777)	(2,587,378)

Income tax expense	14,637	8,485	23,104	22,416

Net loss	$(639,526)	$(1,278,487)	$(1,658,881)	$(2,609,794)

Basic and diluted loss per common share	$(0.03)	$(0.06)	$(0.08)	$(0.13)

Weighted average common shares outstanding:
Basic and diluted	20,763,345	20,688,919	20,753,368	20,659,017

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30, 2012	March 31, 2012

Assets
Current assets:
Cash and cash equivalents & short-term investments	$15,175,304	$11,854,127
Accounts receivable, net	2,577,134	2,704,434
Inventories	869,554	698,742
Other	465,568	363,639
Total current assets	19,087,560	15,620,942

Property, plant, and equipment, net	1,087,182	1,171,979
Intangible assets, net	519,030	945,880
Long-term investments	240,000	4,429,140
Deferred tax assets	117,456	122,872
Total assets	$21,051,228	$22,290,813

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$614,919	$593,585
Current portion – deferred rent	35,000	35,000
Income tax payable	6,480	17,892
Accrued liabilities:
Compensation	1,501,995	1,576,147
Other	407,074	316,995

Total current liabilities	2,565,468	2,539,619

Deferred rent – less current portion	23,669	42,043
Accrued pension liability	424,481	474,396

Total liabilities	3,013,618	3,056,058

Total shareholders’ equity	18,037,610	19,234,755

Total liabilities and shareholders’ equity	$21,051,228	$22,290,813

UROPLASTY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Six Months Ended
	September 30
	2012	2011
Cash flows from operating activities:
Net loss	$(1,658,881)	$(2,609,794)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	576,665	552,275
Loss on disposal of equipment	2,797	6,475
Amortization of premium on marketable securities	26,716	17,039
Share-based consulting expense	1,623	2,787
Share-based compensation expense	353,060	288,754
Deferred income tax expense (benefit)	2,860	(3,040)
Deferred rent credit	(18,374)	(17,614)
Changes in operating assets and liabilities:
Accounts receivable, net	100,537	(196,435)
Inventories	(175,833)	(65,281)
Other current assets	(102,998)	(143,370)
Accounts payable	26,516	(27,130)
Accrued liabilities	10,040	(20,515)
Accrued pension liability, net	(36,401)	(65,303)
Net cash used in operating activities	(891,673)	(2,281,152)

Cash flows from investing activities:
Proceeds from maturity of held-to-maturity investments	3,800,000	3,500,016
Proceeds from maturity of available-for-sale investments	2,000,000	7,518,252
Purchases of held-to-maturity investments	(1,780,000)	(5,280,042)
Purchases of available-for-sale investments	(3,218,286)	-
Purchases of property, plant and equipment	(93,981)	(106,325)
Proceeds from sale of property, plant and equipment	7,276	-
Purchase of intangible assets	(4,440)	(67,198)
Net cash provided by investing activities	710,569	5,564,703

Cash flows from financing activities:
Net proceeds from exercise of options	150,000	207,050
Net cash provided by financing activities	150,000	207,050

Effect of exchange rate changes on cash and cash equivalents	(10,580)	(15,824)

Net (decrease) increase in cash and cash equivalents	(41,684)	3,474,777

Cash and cash equivalents at beginning of period	4,653,226	6,063,573

Cash and cash equivalents at end of period	$4,611,542	$9,538,350

Cash paid during the period for interest	$-	$57
Cash paid during the period for income taxes	35,507	24,074

Non-GAAP Financial Measures:  The following table reconciles our operating loss calculated in accordance with accounting principles generally accepted in the U.S. (GAAP) to non-GAAP financial measures that exclude non-cash charges for share-based compensation, and depreciation and amortization expenses from gross profit, operating expenses and operating loss.  The non-GAAP financial measures used by management and disclosed by us are not a substitute for, or superior to, financial measures and consolidated financial results calculated in accordance with GAAP, and you should carefully evaluate our reconciliations to non-GAAP.  We may calculate our non-GAAP financial measures differently from similarly titled measures used by other companies.  Therefore, our non-GAAP financial measures may not be comparable to those used by other companies.  We have described the reconciliations of each of our non-GAAP financial measures described above to the most directly comparable GAAP financial measures.

We use these non-GAAP financial measures, and in particular non-GAAP operating loss, for internal managerial purposes and incentive compensation for senior management because we believe such measures are one important indicator of the strength and the operating performance of our business.  Analysts and investors frequently ask us for this information.  We believe that they use these measures to evaluate the overall operating performance of companies in our industry, including as a means of comparing period-to-period results and as a means of evaluating our results with those of other companies.

Our non-GAAP operating loss during the three months ended September 30, 2012 and 2011 was approximately $163,000 and $837,000, respectively.  Our non-GAAP operating loss during the six months ended September 30, 2012 and 2011 was approximately $724,000 and $1.8 million, respectively.  The decrease in non-GAAP operating loss for the three and six months ended September 30, 2012 over the corresponding period a year ago is attributed to the increase in net sales and gross profit percent, which more than offset the increase in operating spending.

		Expense Adjustments
Three Months Ended	GAAP	Share-based Expense	Depreciation	Amortization of Intangibles	Non-GAAP
September 30, 2012
Gross Profit	$4,935,000	$8,000	$9,000		$4,952,000
% of net sales	86.4%				86.7%
Operating Expenses
General and administrative	1,028,000	(108,000)	(50,000)		870,000
Research and development	599,000	(14,000)	(1,000)		584,000
Selling and marketing	3,734,000	(60,000)	(13,000)		3,661,000
Amortization	216,000			$(216,000)	-
	5,577,000	(182,000)	(64,000)	(216,000)	5,115,000

Operating Loss	$(642,000)	$190,000	$73,000	$216,000	$(163,000)

September 30, 2011
Gross Profit	$4,208,000	$6,000	$8,000		$4,222,000
% of net sales	84.7%				85.0%
Operating Expenses
General and administrative	942,000	(90,000)	(40,000)		812,000
Research and development	457,000	(11,000)	(3,000)		443,000
Selling and marketing	3,870,000	(53,000)	(13,000)		3,804,000
Amortization	214,000			$(214,000)	-
	5,483,000	(154,000)	(56,000)	(214,000)	5,059,000

Operating Loss	$(1,275,000)	$160,000	$64,000	$214,000	$(837,000)

		Expense Adjustments
Six Months Ended	GAAP	Share-based Expense	Depreciation	Amortization of Intangibles	Non-GAAP
September 30, 2012
Gross Profit	$9,756,000	$15,000	$18,000		$9,789,000
% of net sales	86.4%				86.7%
Operating Expenses
General and administrative	2,120,000	(194,000)	(96,000)		1,830,000
Research and development	1,162,000	(26,000)	(2,000)		1,134,000
Selling and marketing	7,699,000	(120,000)	(30,000)		7,549,000
Amortization	431,000			$(431,000)	-
	11,412,000	(340,000)	(128,000)	(431,000)	10,513,000

Operating Loss	$(1,656,000)	$355,000	$146,000	$431,000	$(724,000)

September 30, 2011
Gross Profit	$8,152,000	$11,000	$15,000		$8,178,000
% of net sales	84.7%				85.0%
Operating Expenses
General and administrative	1,965,000	(164,000)	(80,000)		1,721,000
Research and development	913,000	(19,000)	(6,000)		888,000
Selling and marketing	7,464,000	(98,000)	(25,000)		7,341,000
Amortization	426,000			$(426,000)	-
	10,768,000	(281,000)	(111,000)	(426,000)	9,950,000

Operating Loss	$(2,616,000)	$292,000	$126,000	$426,000	$(1,772,000)